UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                               Niagara Corporation
                        ---------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    653349100
                      --------------------------------------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                 August 23, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x]

                         (continued on following pages)



                              (Page 1 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP NO.  653349100                13D/A                     Page 2 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS  Wynnefield Partners Small Cap Value, L.P.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-3688497

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC  (SEE ITEM 3)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF                   206,400 shares (See Item 5)
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8   SHARED VOTING POWER
EACH
REPORTING                   -0- (See Item 5)
PERSON                  --------------------------------------------------------
WITH                    9   SOLE  DISPOSITIVE POWER

                            206,400 shares (See Item 5)
--------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            -0- (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         206,400 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.5% (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------






                               (Page 2 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP NO.  653349100                13D/A                     Page 3 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS  Wynnefield Small Cap Value Offshore
         Fund, L.P.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  Not Applicable

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC  (SEE ITEM 3)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CAYMAN ISLANDS
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF                   104,200 shares (See Item 5)
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8   SHARED VOTING POWER
EACH
REPORTING                   -0- (See Item 5)
PERSON                  --------------------------------------------------------
WITH                    9   SOLE  DISPOSITIVE POWER

                            104,200 shares (See Item 5)
--------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            -0- (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         104,200 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.3% (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------


                                (Page 3 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP NO.  653349100                13D/A                     Page 4 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3953291

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC  (SEE ITEM 3)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF                   222,919 shares (See Item 5)
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8   SHARED VOTING POWER
EACH
REPORTING                   -0- (See Item 5)
PERSON                  --------------------------------------------------------
WITH                    9   SOLE  DISPOSITIVE POWER

                            222,919 shares (See Item 5)
--------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            -0- (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         222,919 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.7% (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------









                               (Page 4 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP NO.  653349100                13D/A                     Page 5 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS  Wynnefield Capital Management LLC
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4018186

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF  (SEE ITEM 3)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)   [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF                   429,319 shares (See Item 5)
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8   SHARED VOTING POWER
EACH
REPORTING                   -0- (See Item 5)
PERSON                  --------------------------------------------------------
WITH                    9   SOLE  DISPOSITIVE POWER

                            429,319 shares (See Item 5)
--------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            -0- (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         429,319 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.2% (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO (Limited Liability Company)
--------------------------------------------------------------------------------








                               (Page 5 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP NO.  653349100                13D/A                     Page 6 of 12 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS  Wynnefield Capital, Inc.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  N/A

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF  (SEE ITEM 3)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)   [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CAYMAN ISLANDS
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
NUMBER OF                   104,200 shares (See Item 5)
BENEFICIALLY            --------------------------------------------------------
OWNED BY                8   SHARED VOTING POWER
EACH
REPORTING                   -0- (See Item 5)
PERSON                  --------------------------------------------------------
WITH                    9   SOLE  DISPOSITIVE POWER

                            104,200 shares (See Item 5)
--------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            -0- (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         104,200 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.3% (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------









                               (Page 6 of 12 Pages)

        This Amendment No. 1 (the "Amendment") amends and restates in its entirety the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on December 22, 2000 (the "Schedule 13D"), by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I") and Wynnefield Small Cap Offshore Fund, Ltd. (the "Fund" and, collectively with the Partnership and the Partnership-I, the "Original Reporting Persons"), with respect to the shares of common stock, par value $0.001 per share, of Niagara Corporation, a Delaware corporation with its principal executive offices located at 667 Madison Avenue, New York, New York 10021. In addition to the Original Reporting Persons, this Amendment is filed by and on behalf of Wynnefield Capital Management, LLC ("WCM") and Wynnefield Capital, Inc. ("WCI").

ITEM 1. SECURITY AND ISSUER.

        This Amendment relates to shares of the common stock, $0.001 par value per share (the "Common Stock"), of Niagara Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 667 Madison Avenue, New York, New York 10021.

ITEM 2. IDENTITY AND BACKGROUND.

        (a), (b), (c) and (f). This Amendment is being filed by the Partnership, the Fund, Partnership-I, WCM and WCI. Although the Partnership, the Fund, Partnership-I, WCM and WCI are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Amendment, they are sometimes referred to collectively as the "Wynnefield Group."

        WCM, a New York limited liability company, is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

        The business address of Mr. Obus, Mr. Landes and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

        (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On August 23, 2002, certain Wynnefield Group entities made their most recent purchase of shares of Common Stock, separately from each other, for the consideration shown in the following table:


                               (Page 7 of 12 Pages)

        NAME                      NUMBER OF SHARES          CONSIDERATION PAID
        ----                      ----------------          ------------------
        Partnership*              6,800                     $21,020
        Partnership - I*          8,000                     $24,730
        Fund**                    1,400                     $4,328


        * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

        ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.


        Such shares of Common Stock were paid for from the separate working capital of those entities in the Wynnefield Group which made purchases of Common Stock, each of which maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

ITEM 4. PURPOSES OF TRANSACTION.

        Each member of the Wynnefield Group acquired the shares of Common Stock reported in Item 5 below for its own account, and for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. However, the Wynnefield Group has recommended, and from time-to-time, may continue to recommend to the Issuer's management various strategies for increasing shareholders' value.

        The Wynnefield Group expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and other factors, specifically management's ability to maximize stockholder value if faced with continuing difficult economic conditions. The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities or "blue sky" laws.

        The Wynnefield Group has reviewed the Issuer's most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002, as amended by Form 10-Q/A, filed on August 16, 2002 and applauds the continued operating improvement achieved by the Issuer, and intends to maintain an open dialogue with management of the Issuer to suggest strategies to keep shareholders better apprised of such improvement.

        Depending on factors deemed relevant by the Wynnefield Group, including but not limited to changes in the Issuer's business, governance or financial situation, the Wynnefield Group reserves the right to formulate other plans and/or make proposals, and take such actions with respect to its investment


                              (Page 8 of 12 Pages)
in the Issuer, including any or all of the actions set forth in this response to Item 4 and any other actions as the Wynnefield Group, or any of them, may determine.

        Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

(a) - (c) As of August 23, 2002, the Wynnefield Group beneficially owned in the aggregate 533,519 shares of Common Stock, constituting approximately 6.5% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 8,238,517 shares outstanding on June 30, 2002, as set forth in the Company's most recent report on Form 10-Q for the period ending June 30, 2002 filed with the Securities and Exchange Commission on August 14, 2002 as amended by Form 10-Q/A, filed on August 16, 2002). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:

                                                      APPROXIMATE
                                    NUMBER OF         PERCENTAGE OF
           NAME                     SHARES            OUTSTANDING SHARES
           ----                     ------            ------------------
           Partnership *            206,400           2.5%
           Partnership-I *          222,919           2.7%
           Fund **                  104,200           1.3%

        * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

        ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

        WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

        Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

        WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

        Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.



                              (Page 9 of 12 Pages)

        Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Amendment for each of the members of the Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 533,519 shares of Common Stock, constituting approximately 6.5% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 8,238,517 shares outstanding on June 30, 2002, as set forth in the Company's most recent report on Form 10-Q for the period ending June 30, 2002 filed with the Securities and Exchange Commission on August 14, 2002, as amended by Form 10-Q/A, filed on August 16, 2002).

        The filing of the Schedule 13D, this Amendment and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

        To the best knowledge of the Wynnefield Group, except as described in this Amendment, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and except as set forth in the table below, there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

        The Wynnefield Group has made purchases of shares of Common Stock during the past 60 days as follows:


NAME               DATE                     NUMBER OF SHARES  PRICE PER SHARE
----               ----                     ----------------  ---------------

Partnership        August 16, 2002          5,500             $1.37
Partnership        August 22, 2002          3,100             $3.19
Partnership        August 23, 2002          6,800             $3.09

Partnership - I    June 28, 2002            3,300             $2.48
Partnership - I    August 16, 2002          8,000             $1.37
Partnership - I    August 23, 2002          3,700             $3.19
Partnership - I    August 23, 2002          8,000             $3.09



                              (Page 10 of 12 Pages)

NAME               DATE                     NUMBER OF SHARES  PRICE PER SHARE
----               ----                     ----------------  ---------------

Fund               August 16, 2002          4,300             $1.37
Fund               August 22, 2002          1,600             $3.19
Fund               August 23, 2002          1,400             $3.09


        (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

        (e)    Not applicable.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


        Each of the members of the Wynnefield Group is a party to a Joint Filing Agreement, dated as of August 30, 2002 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Amendment and any and all amendments and supplements thereto with the Securities and Exchange Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated in this response to Item 6 in its entirety.

        Except for the agreement described above, to the best knowledge of the Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

        ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1 Joint Filing Agreement, dated as of August 30, 2002, among the Partnership, Partnership-I, Fund, WCM and WCI.










                              (Page 11 of 12 Pages)

                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  August 30, 2002

                                 WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                 By:   Wynnefield Capital Management, LLC,
                                       General Partner

                                 By:   /s/Nelson Obus
                                       ------------------------------------
                                          Nelson Obus, Co-Managing Member


                                 WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                 By:   Wynnefield Capital Management, LLC,
                                       General Partner

                                 By:   /s/Nelson Obus
                                       ------------------------------------
                                          Nelson Obus, Co-Managing Member


                                 WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                 By:   Wynnefield Capital, Inc.


                                 By:   /s/Nelson Obus
                                       ------------------------------------
                                          Nelson Obus, President


                                 WYNNEFIELD CAPITAL MANAGEMENT, LLC


                                 By:   /s/Nelson Obus
                                       ------------------------------------
                                          Nelson Obus, Co-Managing Member


                                 WYNNEFIELD CAPITAL, INC.


                                 By:   /s/Nelson Obus
                                       ------------------------------------
                                          Nelson Obus, President





                              (Page 12 of 12 Pages)